UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 19, 2018

NCR CORPORATION

(Exact name of registrant specified in its charter)

Commission File Number: 001-00395

Maryland	31-0387920
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

864 Spring Street NW

Atlanta, GA 30308

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (937) 445-5000

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240, 14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240, 13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 19, 2018, NCR Corporation, a Maryland corporation (“NCR” or the “Company”), Orwell Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and JetPay Corporation, a Delaware corporation (“JetPay”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for NCR’s acquisition of JetPay in an all-cash transaction, pursuant to a tender offer (the “Offer”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence the Offer for any and all of the (i) issued and outstanding shares of common stock, par value $0.001 per share, of JetPay (the “Common Stock”) at a price per share of $5.05, net to the seller in cash (the “Common Stock Offer Consideration”), without interest, and (ii) shares of Series A, Series A-1 and Series A-2 Convertible Preferred Stock issued and outstanding (each, a “Preferred Share”) at a price per Preferred Share equal to the greater of (A) the liquidation value of such Preferred Share, and (B) the amount of proceeds that the holder of such Preferred Share would receive if such Preferred Share was converted into Common Stock pursuant to the applicable certificate of designation and such holder received the Offer Consideration for each share of Common Stock issued upon such conversion (the “Preferred Share Offer Consideration” and together with the Common Stock Offer Consideration, the “Offer Consideration”).

Additionally, each outstanding stock option of JetPay that is unvested will become fully vested and automatically cancelled immediately prior to the Effective Time (as defined in the Merger Agreement) in exchange for the right of the holder thereof to receive (without interest) an amount in cash, equal to the product of (x) the total number of shares of Common Stock underlying the option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Offer Consideration over the per-share exercise price of such option, less applicable tax withholdings. Further, pursuant to the Merger Agreement, each warrant to purchase shares of Common Stock or Preferred Shares (“Warrant”) that remains unexercised and outstanding prior to the Effective Time shall be cancelled and, in full consideration of such cancellation, will be converted into and thereafter evidence the right to receive, without interest, an amount in cash equal to the product of (a) the aggregate number of shares of Common Stock or Preferred Shares underlying such Warrant, multiplied by (b) the excess, if any, of the applicable Offer Consideration over the exercise price of the applicable shares under such Warrant.

Subject to the terms and conditions of the Merger Agreement, the Offer will remain open for 20 business days from the date of commencement of the Offer, subject to possible extension under the terms of the Merger Agreement.

Following the consummation of the Offer, subject to customary conditions, Merger Sub will be merged with and into JetPay (the “Merger”) and JetPay will become a wholly-owned subsidiary of NCR, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the “DGCL”), without any additional stockholder approvals. In the Merger, at the Effective Time, each outstanding share of JetPay’s Common Stock and each Preferred Share (other than (i) shares validly tendered and accepted pursuant to the Offer and (ii) shares with respect to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive cash as described above.

The consummation of the Offer is conditioned on (i) that the number of shares of Common Stock and Preferred Shares of JetPay validly tendered and “received” (as defined in Section 251(h)(6) of the DGCL), and not validly withdrawn, prior to the expiration of the Offer, together with the number of shares of Common Stock and Preferred Shares then-owned by Merger Sub or its affiliates equals a majority of the voting power of the issued and outstanding shares of Common Stock and Preferred Shares, (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the absence of any legal restraint, (iv) subject to certain materiality exceptions, the accuracy of certain representations and warranties of JetPay contained in the Merger Agreement, and (v) the absence of a data compromise occurring or that is discovered involving more than 7 million cards and causing at least $7 million of direct damages. The Offer is not subject to a financing condition.

NCR, Merger Sub and JetPay have made customary representations, warranties, and covenants in the Merger Agreement. JetPay has agreed to use commercially reasonable efforts to conduct its business in the ordinary course until the earlier of the Effective Time and the termination of the Merger Agreement.

Furthermore, under the terms of the Merger Agreement, JetPay has agreed to customary “no-shop” restrictions on its, its subsidiaries’ and their respective representatives’ abilities to initiate, solicit or encourage acquisition proposals from third parties and to provide information to, or participate in discussions or negotiations with, third parties regarding acquisition proposals. However, JetPay and its subsidiaries and their respective representatives may engage in the foregoing activities with any third party that makes an unsolicited written acquisition proposal that the JetPay board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisor, and based on information then available, that such acquisition proposal constitutes, or could reasonably be expected to lead to, or result in, a Superior Proposal (as defined in the Merger Agreement). If JetPay is permitted to terminate the Merger Agreement in connection with a Superior Proposal and does so, under such circumstances, JetPay must pay NCR, concurrently with such termination, a $6,187,500 termination fee. In addition, this termination fee may be payable by JetPay to NCR under other specified circumstances.

In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Offer has not been consummated prior to February 28, 2019 or the Offer is terminated and withdrawn pursuant to its terms and the terms of the Merger Agreement, without any shares being purchased.

The Merger Agreement has been approved by the boards of directors of NCR, Merger Sub and JetPay.

Tender and Support Agreement

Concurrent with NCR entering into the Merger Agreement, certain stockholders who own shares of JetPay (collectively, the “Covered Holders”) entered into Tender and Support Agreements with NCR and Merger Sub (the “Support Agreements”) with respect to, subject to certain exceptions, all JetPay shares of Common Stock and Preferred Shares beneficially owned by such stockholders (collectively, the “Subject Shares”). The parties subject to the Support Agreements have agreed to, subject to certain exceptions, tender, pursuant to and in accordance with the terms of the Offer, the Subject Shares. The holders of 100% of JetPay’s issued and outstanding Preferred Shares have executed Tender and Support Agreements in support of the transactions.

Each Support Agreement will terminate at the earliest to occur at such date and time as (i) the Merger Agreement shall have been terminated for any reason, (ii) the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (iii) the acquisition by NCR or Merger Sub of all the Subject Shares of the stockholder, whether pursuant to the Offer, the Merger or otherwise, (iv) such a termination is agreed to in writing by NCR and the stockholder, (v) if the stockholder is a trust whose trustee is not a director or officer of JetPay, the determination by such trustee of the stockholder, under certain circumstances, that the failure to terminate the Support Agreement would violate the trustee’s fiduciary duties under applicable law, (vi) JetPay’s Board of Directors shall have made a “Change in Recommendation” (as defined in the Merger Agreement), or (vii) if the Offer (including any extensions thereof permitted under the terms of the Merger Agreement and not in contravention of the terms of the Support Agreement) shall have expired without acceptance for payment of the Subject Shares pursuant to the Offer occurring on or before 5:30 p.m. (Philadelphia, Pennsylvania time) on the first business day following such expiration of the Offer (which, for the avoidance of doubt, shall include any extensions thereof permitted under the terms of the Merger Agreement and not in contravention of the terms of the Support Agreement).

The foregoing descriptions of the Merger Agreement and Support Agreements are not complete and are qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this report as Exhibit 2.01, and the forms of the Support Agreements, which are included as Annex A and Annex B, respectively, of the Merger Agreement, and are filed herewith and incorporated herein by reference.

The Merger Agreement, the Support Agreements and the above description thereof have been included to provide investors and stockholders with information regarding the terms of the agreements. They are not intended to provide any other factual information about JetPay or NCR or their respective subsidiaries or affiliates or stockholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in JetPay’s or NCR’s public disclosures. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about JetPay and NCR and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the U.S. Securities and Exchange Commission (the “SEC”).

Item 7.01	Regulation FD Disclosure.

On October 22, 2018, NCR issued a press release announcing the events described in Item 1.01 above. A copy of the press release is furnished as Exhibit 99.1.

The information furnished in this Item 7.01 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger among JetPay Corporation, NCR Corporation and Orwell Acquisition Corporation, dated October 19, 2018.

99.1	Joint press release by NCR Corporation and JetPay Corporation, dated October 22, 2018.

Important Information

The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the Common Stock or Preferred Shares of JetPay or any other securities. At the time the tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Merger Sub and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by JetPay. The offer to purchase shares of JetPay’s Common Stock and Preferred Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. The tender offer statement will be filed with the SEC by Merger Sub, and the solicitation/recommendation statement will be filed with the SEC by JetPay. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND JETPAY STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. STOCKHOLDERS OF JETPAY WILL BE ABLE TO OBTAIN A FREE COPY OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) AND OTHER DOCUMENTS FILED BY JETPAY, NCR OR MERGER SUB WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

Cautionary Statement Regarding Forward-Looking Statements

This report and the Exhibits attached hereto contain forward-looking statements. Forward-looking statements use words such as “expect,” “anticipate,” “outlook,” “intend,” “plan,” “believe,” “will,” “should,” “would,” “could,” and words of similar meaning. Statements that describe or relate to NCR’s plans, goals, intentions, strategies, or financial outlook, and statements that do not relate to historical or current fact, are examples of forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond NCR’s, Merger Sub’s and JetPay’s control.

Statements in this document regarding NCR, Merger Sub and JetPay that are forward-looking, including, without limitation, the anticipated benefits of the proposed transaction, the impact of the transaction on anticipated financial results, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of NCR, Merger Sub and JetPay. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the ability to achieve the value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8- K. Any forward-looking statement speaks only as of the date on which it is made. NCR does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NCR Corporation

Dated: October 22, 2018	By:	/s/ Edward Gallagher
Edward Gallagher
Senior Vice President, General Counsel and Secretary